 HEARTFLOW, INC.
331 E. Evelyn Avenue
Mountain View, California 94041
August 5, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Tracey Houser
Terence O'Brien
Juan Grana
Katherine Bagley

Re:	Request for Effectiveness for Heartflow, Inc.
Registration Statement on Form S-1 (File No. 333-288733)
To the addressees set forth above:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-288733) (as amended, the “Registration Statement”) of Heartflow, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 7, 2025, or as soon as practicable thereafter, or at such other time thereafter as our counsel, O’Melveny & Myers LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, O’Melveny & Myers LLP, by calling Shelly Heyduk at (949) 823-7968 or Ryan Coombs at (415) 984-8943.
Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk or Mr. Coombs at the telephone numbers above.

Very truly yours,

HEARTFLOW, INC.

By:	/s/ Vikram Verghese
Vikram Verghese
Chief Financial Officer

cc:
John C.M. Farquhar, Chief Executive Officer, Heartflow, Inc.
Angela Ahmad, Chief Legal and Compliance Officer, Heartflow, Inc.
Shelly Heyduk, O’Melveny & Myers LLP
Ryan Coombs, O’Melveny & Myers LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP